Exhibit 99.2

Golden Star Resources Ltd.

(the “Corporation”)

Annual General and Special Meeting of Holders of Common Shares

May 8, 2014

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

			Votes by Proxy
	Outcome		Votes	Percentage	Percentage of
General Business	of Vote	Votes For	Withheld	of Votes For	Votes Withheld
1. To elect the following persons as directors of the Corporation:	Carried

(a) Timothy C. Baker		108,541,321	2,055,815	98.14	1.86
(b) Samuel T. Coetzer		108,565,531	2,031,605	98.16	1.84
(c) Anu Dhir		109,158,518	1,438,618	98.70	1.30
(d) Robert E. Doyle		109,372,380	1,224,756	98.89	1.11
(e) Tony Alan Jensen		109,431,715	1,165,421	98.95	1.05
(f) Craig J. Nelsen		109,404,013	1,193,123	98.92	1.08
(g) Christopher M.T. Thompson		109,472,166	1,124,970	98.98	1.02
(h) William L. Yeates		109,265,321	1,331,815	98.80	1.20

			Votes	Percentage	Percentage of
		Votes For	Withheld	of Votes For	Votes Withheld
2. To appoint PriceWaterhouseCoopers LLP as the auditors of the Corporation and to authorize the Audit Committee to fix the auditors’ remuneration.	Carried	178,018,900	4,091,595	97.75	2.25

			Votes Against	Percentage	Percentage of
		Votes For		of Votes For	Votes Against
3. To pass the Advisory Vote on Named Executive Officer Compensation (as defined in the management information circular of the Corporation dated March 14, 2014 (the “Circular”)).	Carried	107,614,282	2,982,554	97.30	2.70

			Votes Against	Percentage	Percentage of
		Votes For		of Votes For	Votes Against
4. To pass the Advance Notice By-Law Resolution (as defined in the Circular).	Carried	108,466,983	2,130,153	98.07	1.93